UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _)*

Porta Systems Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

                             735647307

(CUSIP Number)

Jeffrey M. Katz

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

(212) 698-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 sequentially numbered pages

SCHEDULE 13D

CUSIP No. 735647307		Page 2 of 13 Pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Cheyne Capital Management (UK) LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 7,038,236
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,038,236
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,038,236
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.7%
14		TYPE OF REPORTING PERSON (See Instructions) IA

SCHEDULE 13D

CUSIP No. 735647307		Page 3 of 13 Pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Cheyne General Partner Inc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,038,236
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,038,236
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,038,236
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.7%
14		TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.	Security and Issuer

Securities:	Common Stock, par value $0.01 per share (“Common Stock”)
Issuer:	Porta Systems Corp. (the “Company”)
6851 Jericho Turnpike
Syosset, NY 11791
Item 2.	Identity and Background.

(a), (b), (c)      This Schedule 13D is filed by Cheyne Capital Management (UK) LLP (the “Manager”) and Cheyne General Partner Inc., the general partner (the “General Partner”) of Cheyne Special Situations Fund L.P. (the “Fund”). The Manager and the General Partner are referred to herein as the “Reporting Persons”.

The business address of the General Partner is Walker House, 87 Mary Street, Georgetown, Cayman Islands, KY1-9001. The business address of the Manager is Stornoway House, 13 Cleveland Row, London SW1A IDH, United Kingdom.

The General Partner acts as general partner to a number of limited partnerships, including the Fund. The Manager provides investment advisory services to a number of limited partnerships, including the Fund.

The directors and executive officers of the General Partner and the Manager are set forth on Schedule I hereto. Schedule I sets forth the following information with respect to each such person: (i) name, (ii) business address (or residence address where indicated) and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(d),(e)  During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the persons listed on Schedule I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Reference is made to Schedule I hereto.
Item 3.	Source and Amount of Funds or Other Considerations

On February 7, 2007, the Fund purchased certain senior secured debt (the “Senior Debt”) of the Company, in the aggregate principal amount of $23,409,781, from SHF IX LLC. The Senior Debt is governed by an Amended and Restated Loan and Security Agreement, dated as of November 28, 1994, as amended (the “Loan Agreement”), between the Company and the Fund (as successor to SHF IX LLC) and promissory notes evidencing the Senior Debt (collectively, the “Original Note”).

In October 2007, the Company borrowed an additional $1,000,000 from the Fund, for which the Company issued a promissory note (the “New Note”) which was initially due February 1, 2008, and whose due date was subsequently extended to December 31, 2008. The New Note also constitutes Senior Debt. In June 2008, the Company borrowed an additional $600,000 from the Fund, which was added to the principal amount of the New Note.

On June 20, 2008, the Fund and the Company entered into a letter agreement, incorporated by reference as Exhibit 99.2 hereto (the “Restructuring Agreement”). In accordance with the Restructuring Agreement, on August 4, 2008:

•          The Fund converted all of the Senior Debt evidenced by the Original Note (other than the principal and interest on the New Note) including accrued interest, for (i) an amended note (the “Amended Note”) in the principal amount of $10,000,000 plus an amount equal to the accrued interest to the date of the restructuring plan, which amounted to $1,601,156, resulting in an amended note in the principal amount of $11,601,156, and (ii) for 7,038,236 shares of the Company’s Common Stock. These shares of Common Stock were issued to Gate Systems Holdings Ltd. (“Holdings”), a wholly owned subsidiary of the Fund. The Amended Note provides for an interest payment of $351,563 on December 31, 2008 and thereafter at 12½% per annum on the outstanding principal amount, payable quarterly in arrears, and payments of principal in twelve quarterly installments each in the amount of $250,000, with the first payment of principal becoming due on December 31, 2008, followed by 13 quarterly installments of principal each in the amount of $500,000, with a final payment of $2,101,563 becoming due on March 31, 2015. The Amended Note is incorporated by reference as Exhibit 99.3 hereto. The Amended Note and the New Note are secured by a first priority security interest in all of the assets of the Company and its subsidiaries.

•          Principal and accrued interest on all of the Senior Debt will be accelerated and become immediately due and payable on notice from the holder in the event of a failure to make any required payment, a change of control or sale of a division or material portion of the Company’s assets without the consent of the holder of the Senior Debt, in addition to the other events of default set forth in the Loan Agreement. All or part of the Senior Debt may be prepaid at any time without payment of any penalty or premium.

As the holder of 70.7% of the Common Stock, the Fund has the right to elect a majority of the Company’s directors.

In accordance with the Restructuring Agreement, the holders of the Company’s subordinated notes received approximately 1,407,647 shares of the Common Stock and unsecured subordinated notes in the aggregate principal amount of $1,750,000. Also, the Company is restricted from making any payments to the holders of its convertible debentures unless the holders thereof agree to receive their proportionate share of (i) 1% of the Common Stock and (ii) unsecured subordinated notes in the aggregate principal amount of $100,000.

Pursuant to the Restructuring Agreement, the Company paid certain unfunded pension liabilities and unpaid legal fees and agreed to pay unpaid directors fees.

Item 4.	Purpose of Transaction

The contents of Item 3 above are incorporated by reference herein.

Subject to applicable legal requirements, the Reporting Persons may purchase additional securities of the Company from time to time in open market or in private transactions, depending on their evaluation of the Company’s business, prospects and financial condition, the market for the Company’s securities, other developments concerning the Company, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities in the Company at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as otherwise set forth in this Item 4, the Reporting Persons and the persons set forth in Schedule I have no present plans or prospects which relate to or would result in any of the actions described in parts (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a), (b) The aggregate number of shares of Common Stock to which this Schedule 13D relates is 7,038,236 shares representing 70.7% of the approximately 9,954,076 shares of Common Stock outstanding as reported by the Company in its Current Report on Form 8-K filed on August 6, 2008 (the “August 8-K”).

As the investment manager of the Fund, which is the sole shareholder of Holdings, the Manager may be deemed to have sole power to vote or to direct the voting of and to dispose or to direct the disposition of the 7,038,236 shares of Common Stock, representing 70.7% of the approximately 9,954,076 shares of Common Stock outstanding as reported by the Company in the August 8-K. The Manager disclaims beneficial ownership of the 7,038,236 shares of Common Stock except to the extent of its pecuniary interest therein.

As the general partner of the Fund, which is the sole shareholder of Holdings, the General Partner may be deemed to have shared power to vote or to direct the voting of and to dispose or to direct the disposition of the 7,038,236 shares of Common Stock, representing 70.7% of the approximately 9,954,076 shares of Common Stock outstanding as reported by the Company in the August 8-K. The General Partner disclaims beneficial ownership of the 7,038,236 shares of Common Stock except to the extent of its pecuniary interest therein.

(c)       The third and fourth paragraphs of Item 3 are incorporated herein by reference.

(d)       The limited partners of the Fund have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of the limited partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the shares of Common Stock beneficially owned by such Reporting Persons on behalf of such clients or partnerships. No limited partner has an interest by virtue of such relationship that relates to more than 5% of the Securities.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships

with Respect to Securities of the Issuer.

The information relating to the Senior Debt and the New Note set forth in Item 3 is hereby incorporated by reference herein.

Item 7.	Material to be filed as Exhibits.
Exhibit 99.1	Agreement of Joint Filing, dated August 12, 2008, by and between Cheyne Capital Management (UK) LLP and Cheyne General Partner Inc.

Exhibit 99.2

Amended and Restated Letter Agreement, dated June 20, 2008, between Porta Systems Corp. and Cheyne Special Situations Fund L.P. (incorporated by reference from Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 6, 2008

Exhibit 99.3	Amended and Restated Promissory Note (incorporated by reference from Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 6, 2008)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: August 12, 2008	CHEYNE CAPITAL MANAGEMENT (UK) LLP By: /s/ Simon James Name: Simon James Title: Compliance Officer

CHEYNE GENERAL PARTNER INC. By: /s/ Daniele Hendry Name: Daniele Hendry Title: Director

SCHEDULE I

INFORMATION WITH RESPECT TO EXECUTIVE OFFICERS AND DIRECTORS

The name and present principal occupation of each of the executive officers and directors of the Manager are set forth below. Unless otherwise noted, each of these persons are citizens of the United Kingdom and have as their business address Stornoway House, 13 Cleveland Row, London SW1A IDH, United Kingdom.

Jonathan Lourie	Partner and Chief Investment Officer
Stuart C. Fiertz, CFA	Partner, President and Director of Research
Gary Ibbott FCCA	Partner and Chief Financial Officer
Simon James	Compliance Officer
Natalie Withers	Head of Operations
Jeffrey Bronheim	General Counsel
Vasilios Siokis	Risk Manager
Mark Harrison	Chief Operating Officer

The name, present principal occupation and business address of each of the directors of the General Partner are set forth below.

Ronan Daly	Independent – Non Executive Director 13 Grosvenor Place Rathmines Dublin 6 Ireland
Andrew Galloway	Director and Principal - ICG Management Limited (“ICG”) ICG Management Limited 3rd Floor Zephyr House 122 Mary Street, PO Box 715 George Town, Grand Cayman KY1-1107 Cayman Islands
Daniele Hendry	Director – Cheyne Capital (Schweiz) AG Scwalbenbodenstrasse 19, 8832 Wollerau, Switzerland
Philippe Lette	Senior Partner – Lette Lette & Partners Lette & Associes (Geneva), 20, rue du Marche CH-1204 Geneva, Switzerland
James Lieber	President – Lieber Solutions sarl 54 Avenue Montaigne 75008 Paris, France
Ralph Fulton Woodford	Director and Principal of ICG ICG Management Limited 3rd Floor Zephyr House 122 Mary Street PO Box 715 George Town, Grand Cayman KY1-1107 Cayman Islands